

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2019

Constance H. Lau
President and Chief Executive Officer
Hawaiian Electric Industries, Inc.
1001 Bishop Street, Suite 2900
Honolulu, HI 96813

      Re: Hawaiian Electric Industries, Inc.
          Registration Statement on Form S-3
          Filed November 8, 2019
          File No. 333-234591

Dear Mr. Lau:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Energy & Transportation

cc: Lucy Schlauch Stark, Esq.